Exhibit 12.1
CARDINAL HEALTH, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

						For the Nine
	Fiscal Year Ended June 30,					Months Ended,
(in millions, except for ratios)	2003	2004	2005	2006	2007	March 31, 2008

Earnings before income taxes, discontinued operations, and cumulative effect of change in accounting	$1,824.8	$2,008.9	$1,664.4	$1,740.4	$1,252.3	$1,461.5

Plus fixed charges:
Interest expense	92.1	78.4	138.5	167.2	189.6	178.1
Capitalized interest	4.9	6.5	5.8	4.9	12.4	11.2
Amortization of debt offering costs	3.3	3.6	3.4	3.4	7.4	2.6
Interest portion of rent expense(1)	14.8	15.7	21.5	18.3	19.6	14.4

Fixed charges	115.1	104.2	169.2	193.8	229.0	206.3

Plus amortization of capitalized interest	1.1	1.6	2.1	2.0	1.2	0.7
Less capitalized interest	(4.9)	(6.5)	(5.8)	(4.9)	(12.4)	(11.2)

Earnings	$1,936.1	$2,108.2	$1,829.9	$1,931.3	$1,470.1	$1,657.3

Ratio of earnings to fixed charges	16.8	20.2	10.8	10.0	6.4	8.0

(1)	The ratio of earnings to fixed charges is computed by dividing fixed charges into earnings before income taxes, discontinued operations and cumulative effect of change in accounting plus fixed charges and capitalized interest. Fixed charges include interest expense, amortization of debt offering costs and the portion of rent expense which is deemed to be representative of the interest factor. Interest expense recorded on tax exposures has been recorded in income tax expense and has therefore been excluded from the calculation.